Icahn Enterprises L.P.

June 18, 2012

VIA ELECTRONIC TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Icahn Enterprises L.P.
Form 10-K for the year ended December 31, 2011
Filed March 12, 2012
File No. 001-09516

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 6, 2012 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2011 (the “Comment Letter”).
We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Annual Report on Form 10-K for the year ended December 31, 2011

1. Please revise future filings to include all of the disclosures required by Item 303(a)(4)(i) with regards to your off balance sheet arrangements. In this regard, we note some of the disclosure requirements have been provided in Note 7 to the financial statements, but not all, such as the business purpose for using credit default swaps and securities sold not yet purchased. Please revise future filings accordingly.

The Company will revise future filings to include all of the disclosures required by Item 303(a)(4)(i) regarding our off balance sheet arrangements.

2. We note that you refer to Note 7 to your financial statements for market risk disclosures concerning your automotive segment. However, it appears as though the disclosures which have been provided in Note 7 do not fully comply with the requirements outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding all of the market risks associated with this segment in future filings so that they are presented in one of the suggested formats outlined in Item 305(a) of Regulation S-K.

The Company will revise future filings regarding all of the market risks associated with our Automotive segment in compliance with the requirements outlined in Item 305 of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012

3. We note the disclosure included in Note 13 which indicates that at the close of business on December 27, 2011, the company distributed subscription rights on a pro rata basis to holders of record of its depository units. We also note that each whole right entitled the holder to acquire one newly issued depository unit of Icahn

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
NASDAQ - IEP

Enterprises at a subscription price of $36.7933. With regard to these rights, please tell us and revise future filings to explain how the subscription price for these rights was determined. As part of your response, please indicate whether the subscription price provided for a bonus element as described in ASC 260-10-55-13 and indicate how any bonus element was accounted for in the company's earnings per share computations for the periods presented in the company's interim financial statements.

As disclosed in the Company's registration statement on Form S-3 (Registration No. 333-178249), which was declared effective on December 27, 2011, the subscription price for the depositary units offered in the rights offering was equal to the volume-weighted average price per depositary unit for the 10 consecutive trading days commencing 11 trading days prior to December 27, 2011 (the record date). The Company will disclose how the subscription price for the rights was determined in future filings. Additionally, the subscription price did not provide for a bonus element as described in ASC 260-10-55-13 as the subscription price for the rights was not less than the fair value of the Company's depositary units on the date of issuance and therefore, no bonus element was required to be accounted for in the Company's earnings per share computations.

Form 8-K filed April 24, 2012
Form 8-K filed February 28, 2012

4. We note your presentation of the non-GAAP measures “adjusted net income” and “operational EBITDA” in the press releases included as exhibits to your reports on Form 8-K. Please revise future filings to clearly state why management believes the presentation of these non-GAAP measures are useful to investors. Refer to the guidance outlined in Item 10(e)(1)(i)(C) of Regulation S-K.

The Company notes the following statement in the Form 8-K filed February 28, 2012: “Adjusted net income is defined as net income (loss) attributable to Federal-Mogul less certain items affecting comparability such as impairment or curtailment gains or losses.”  The Company will add the underlined words in future filings: “Adjusted net income is defined as net income (loss) attributable to Federal-Mogul less certain items affecting comparability such as impairments or curtailment gains or losses.  Management believes that adjusted net income is useful to investors in assessing year-over-year operating performance by removing certain non-operating items.”
The Company notes the following statement in both of the referenced Form 8-K's: “Management believes that Operational EBITDA most closely approximates the cash flow associated with the operational earnings of the Company and uses Operational EBITDA to measure the performance of its operations.”  The Company will replace this statement with the following discussion in future filings in respect of Operational EBITDA:
"The Company believes that Operational EBITDA provides supplemental information for management and investors to evaluate the operating performance of its business.  Management uses, and believes that investors benefit from referring to Operational EBITDA in assessing the Company's operating results, as well as in planning, forecasting and analyzing future periods as this financial measure approximates the cash flow associated with the operational earnings of the Company. Additionally, Operational EBITDA presents measures of corporate performance exclusive of the Company's capital structure and the method by which assets were acquired and financed."

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
NASDAQ - IEP

Very truly yours,

/s/SungHwan Cho

SungHwan Cho
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

cc:    Daniel A. Ninivaggi (Icahn Enterprises L.P.)

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
NASDAQ - IEP